Exhibit 12.1

Ratio of Earnings to Fixed Charges

Leiner Health Products Inc.

(In thousands)

	Fiscal Year Ended							Fiscal Quarter Ended			Pro Forma
											Fiscal Year Ended	Fiscal Quarter Ended
	March 31, 2000	March 31, 2001		March 31, 2002		March 29, 2003	March 27, 2004	June 28, 2003	June 26, 2004		March 27, 2004	June 26, 2004
FIXED CHARGES:
Interest Expense	$31,123	$35,947		$34,951		$18,809	$18,954	$4,799	$8,416		$29,640	$7,438
Operating Lease Expenses	12,915	15,478		15,723		13,715	13,876	3,373	3,430		13,876	3,430
multiplied by 1/3	0.333	0.333		0.333		0.333	0.333	0.333	0.333		0.333	0.333

Deemed Interest Portion of Operating Lease Expense	4,305	5,159		5,241		4,572	4,625	1,124	1,143		4,625	1,143

TOTAL FIXED CHARGES	$35,428	$41,106		$40,192		$23,381	$23,579	$5,923	$9,559		$34,265	$8,581

EARNINGS (As defined):
Income (loss) before Income Taxes	$7,970	$(120,389)		$(19,775)		$103,732	$50,403	$7,101	$(78,638)		$41,217	$8,091
Total Fixed Charges	35,428	41,106		40,192		23,381	23,579	5,923	9,559		34,265	8,581

TOTAL EARNINGS (As defined)	$43,398	$(79,283)		$20,417		$127,113	$73,982	$13,024	$(69,079)		$75,482	$16,672

RATIO OF EARNINGS TO FIXED CHARGES:	1.22	(1.93	) (a)	0.51	(a)	5.44	3.14	2.20	(7.23	)(a)	2.20	1.94

(a)	Earnings were insufficient to cover fixed charges for the fiscal years ended March 31, 2001 and March 31, 2002 and the fiscal quarter ended June 26, 2004.